FORM 51-102F3

Material Change Report

Item 1: Name and Address of Company

ALEXANDRA CAPITAL CORP.
300-2015 Burrard Street
Vancouver, BC V6J 3H4

Item 2: Date of Material Change

May 18, 2018

Item 3: News Release

May 18, 2018, at Vancouver, BC, Canada.

Item 4: Summary of Material Change

The Company has closed the second tranche of its previously announced private placement financing.

Item 5: Full Description of Material Change

See attached news release.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A.

Item 7: Omitted Information

None.

Item 8: Executive Officer

Vivian Katsuris
President, Secretary & Director
Tel: (604)729-2500

Item 9: Date of Report

May 18, 2018

ALEXANDRA CAPITAL CORP.
2015 Burrard Street, Suite 300
Vancouver, B.C. V6J 3H4

(Not for dissemination in the United States of America)

May 18, 2018
Trading Symbol: AXC:CNX
Shares Issued and Outstanding: 27,588,050

ALEXANDRA CLOSES SECOND TRANCHE OF NON-BROKERED FINANCING

VANCOUVER, BRITISH COLUMBIA – (May 18, 2018) – Alexandra Capital Corp. (the "**Company**") (AXC:CNX) today announced that it has closed the second and final tranche of its previously announced non-brokered private placement (the "**Offering**") and issued an aggregate of 2,035,550 units (the "**Units**") at a price of $0.40 per Unit for gross proceeds of $814,220.00. Together with the first tranche which closed on April 25, 2018, the Company raised aggregate gross proceeds of $2,604,220.00.

Each Unit consists of one (1) common share and one-half of one (1/2) share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share at a price of $0.60 for one year from closing.

Finder's fees of cash in an amount equal to 6.0% of proceeds and finder's warrants ("**Finder's Warrants**") equal to 6.0% of the number of Units issued were paid to four finders. Each Finder's Warrant will be exercisable to acquire one common share (a "**Finder's Warrant Share**") for a period of one year from closing of the Offering at a price of $0.40 per Finder's Warrant Share.

All securities issued with respect to the Offering are subject to a four month hold period expiring September 18, 2018.

The proceeds of the private placement will be used primarily for working capital.

FOR FURTHER INFORMATION PLEASE CONTACT:

ON BEHALF OF THE BOARD OF DIRECTORS

Vivian Katsuris
President and Secretary
info@alexandracapitalcorp.com